Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction

Rudolph Technologies Europe, B.V.	Netherlands
Rudolph Technologies Japan KK	Japan
Rudolph Technologies (Shanghai) Trading Co., Ltd.	China
August Technology Corporation	Minnesota
Adventa Control Technologies, Inc.	Delaware